Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF CHANGE OF REGISTERED AGENT

AND/OR REGISTERED OFFICE

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.The name of the corporation is TPG Specialty Lending, Inc.

2.The Registered Office of the corporation in the State of Delaware is changed to 4001 Kennett Pike, Suite 302, Wilmington, New Castle County, DE 19807. The name of the Registered Agent at such address upon whom process against this corporation may be served is Maples Fiduciary Services (Delaware) Inc.

  3. The foregoing change to the registered office/agent was adopted by a resolution of the Board of Directors of the corporation.

By: /s/ David Stiepleman Name: David Stiepleman Title: Vice President